UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Renovaro Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

29350E104
(CUSIP Number)

February 13, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10 Pages)

SCHEDULE 13G/A

CUSIP NO. 29350E104	Page 2 of 10

1.	Name of Reporting Persons Paseco ApS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Denmark
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,157,447
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,157,447
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,157,447
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

SCHEDULE 13G/A

CUSIP NO. 29350E104	Page 3 of 10

1.	Name of Reporting Persons Ole Abildgaard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,000
	6.	Shared Voting Power 11,157,447
	7.	Sole Dispositive Power 5,000
	8.	Shared Dispositive Power 11,157,447
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,162,447
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.6%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CP

SCHEDULE 13G/A

CUSIP NO. 29350E104	Page 4 of 10

Item 1.	(a)	Name of Issuer:

Renovaro Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

2080 Century Park East, Suite 906 Los Angeles, CA 90067 United States of America

Item 2.	(a)	Name of Person Filing:

This Schedule 13G/A is filed by the following (the “Reporting Persons”): (1) Paseco ApS (“Paseco”) and (2) Ole Abildgaard (the “CP”). Paseco is a private investment vehicle. The CP is the Chief Executive Officer and sole shareholder of Paseco. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.

	(b)	Address of Principal Business Office, or if None, Residence:

Paseco ApS Vedbaek Strandvej 506 2950 Vedbaek Denmark Ole Abildgaard Vedbaek Strandvej 506 2950 Vedbaek Denmark
	(c)	Citizenship:

Paseco ApS – Denmark Ole Abildgaard – Denmark

	(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

	(e)	CUSIP Number:

29350E104

SCHEDULE 13G/A

CUSIP NO. 29350E104	Page 5 of 10

Item 3.		If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☒

A non-U.S. institution in accordance with s.240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with s.240.13d-1(b)(1)(ii)(J), please specify the type of institution: Investment Company.

	(k)	☐	Group, in accordance with s.240.13d-1(b)(1)(ii)(K).

SCHEDULE 13G/A

CUSIP NO. 29350E104	Page 6 of 10

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:(1)

Paseco ApS – 11,157,447 Ole Abildgaard – 11,162,447

	(b)	Percent of class:(2)

Paseco ApS – 7.6% Ole Abildgaard – 7.6%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
Paseco ApS – 0 Ole Abildgaard – 5,000

(ii) Shared power to vote or to direct the vote
Paseco ApS – 11,157,447 Ole Abildgaard – 11,157,447

(iii) Sole power to dispose or to direct the disposition of
Paseco ApS – 0 Ole Abildgaard – 5,000

(iv) Shared power to dispose or to direct the disposition of
Paseco ApS – 11,157,447 Ole Abildgaard – 11,157,447

1.	Mr. Abildgaard is the Chief Executive Officer, and sole shareholder of Paseco ApS (“Paseco”). Thus, Mr. Abildgaard and Paseco have shared voting and investment power over the shares of Common Stock of the Issuer directly held by Paseco. Paseco’s holdings include (i) 7,898,482 shares of Common Stock, including 3,436,190 shares of Common Stock that were issued to Paseco upon the automatic conversion of 343,619 shares of Series A Preferred Stock on February 13, 2024 pursuant to their terms in accordance with the closing of the Issuer’s acquisition of FEDi Cube Intl. Ltd. pursuant to that certain Stock Purchase Agreement, dated September 28, 2023, by and among the Issuer, GEDi Cube Intl., Ltd., the other sellers party thereto, and Yalla Yalla Ltd., in its capacity as the representative of the sellers, and (ii) warrants exercisable into 3,258,965 shares of Common Stock.

2.	This percentage is calculated based on 143,668,372 shares of Common Stock issued and outstanding as of February 14, 2024 as reported on the cover of the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2023, which was filed with the Securities and Exchange Commission on February 14, 2024, plus 3,258,965 shares of Common Stock issuable upon exercise of the warrants to purchase Common Stock held directly by Paseco.

SCHEDULE 13G/A

CUSIP NO. 29350E104	Page 7 of 10

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

SCHEDULE 13G/A

CUSIP NO. 29350E104	Page 8 of 10

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment companies in Denmark is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SCHEDULE 13G/A

CUSIP NO. 29350E104	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2024
(Date)

Paseco ApS*

By:	Ole Abildgaard

By:	/s/ Ole Abildgaard
(Signature)

Ole Abildgaard, Chief Executive Officer
(Name/Title)

Ole Abildgaard*

By:	/s/ Ole Abildgaard
(Signature)

Ole Abildgaard
(Name/Title)

*	This Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, or for any other purpose.

Percent

SCHEDULE 13G/A

CUSIP NO. 29350E104	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement